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As filed with the Securities and Exchange Commission on August 17, 2001
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PIXELWORKS, INC.
(Exact name of registrant as specified in its charter)

Oregon	91-1761992
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7700 SW Mohawk
Tualatin, Oregon 97062
(503) 612-6700
(Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

ALLEN H. ALLEY
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PIXELWORKS, INC.
7700 SW Mohawk
Tualatin, Oregon 97062
(503) 612-6700
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Gregory E. Struxness, Esq.
Ater Wynne LLP
222 S.W. Columbia, Suite 1800
Portland, Oregon 97201
(503) 226-1191

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. /x/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common stock, $0.001 par value per share	2,719,427	$21.35	$58,059,766.45	$14,514.94

(1)
The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this Registration Statement, includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional number of shares of the Registrant's common stock that may become issuable as a result of any stock splits, stock dividends or similar event.
(2)
Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq National Market on August 16, 2001 in accordance with Rule 457 under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 17, 2001

PROSPECTUS

2,719,427 SHARES

COMMON STOCK

    This prospectus relates to 2,719,427 shares of our common stock that may be sold from time to time by the selling shareholders named in this prospectus. The selling shareholders are the former shareholders of Panstera, Inc. who acquired shares of our common stock in connection with our acquisition of Panstera in a private transaction.

    The selling shareholders may sell the shares of common stock described in this prospectus from time to time in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled "Plan of Distribution" on page 15.

    All of the net proceeds from the sale of these shares will go to the selling shareholders. We will not receive any portion of the proceeds from the sale of these shares.

    Our common stock is quoted on the Nasdaq National Market under the symbol "PXLW." On August 16, 2001, the last sale price of the common stock on the Nasdaq National Market was $22.87 per share.

    You should read this prospectus carefully before you invest. Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 2.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is            , 2001.

    We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

i

THE COMPANY

    We design, develop and market complete system-on-a-chip integrated circuits ("ICs") and software that enable the visual display of broadband content. Our technology translates and optimizes video, computer graphics, and visual Web information for display on a wide variety of electronic devices. We have announced products in production with Compaq, Dell, InFocus Corporation, NEC-Mitsubishi, Samsung, Sanyo, Sony and Viewsonic, and have more than 75 customers.

    In the prospectus, "Pixelworks," "we" and "our" refer to Pixelworks, Inc. unless the context otherwise requires. We are incorporated in Oregon and our principal offices are located at 7700 S.W. Mohawk Street, Tualatin, Oregon 97062. Our telephone number is 503-612-6700.

RISK FACTORS

    The common stock being offered hereby involves a high degree of risk. You should carefully consider the following risk factors in addition to other information contained in this prospectus in deciding whether to invest in Pixelworks common stock.

RISKS RELATED TO OUR OPERATIONS

We have incurred net losses since our inception, and we may not achieve or sustain annual profitability.

    We incurred net losses of approximately $37.5 million during the first six months of 2001 and approximately $567,000, $4.9 million and $1.6 million and in 2000, 1999 and 1998, respectively. In the future we expect our research and development and selling, general and administrative expenses to increase. Although we were profitable in the second, third and fourth quarters of 2000, we have and will incur substantial non-cash charges relating to the January 2001 acquisition of Panstera, Inc. that will make it very likely that we will again experience a net loss in 2001. We cannot be certain that we will achieve profitability in the future or, if we do, that we can sustain or increase profitability on a quarterly or annual basis. This may in turn cause the price of our common stock to decline. In addition, if we are not profitable in the future we may be unable to continue our operations.

Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

    Our quarterly operating results are likely to vary significantly in the future based on a number of factors related to our industry and the markets for our products, some of which are not in our control and any of which may cause the price of our common stock to fluctuate. These factors include:

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  demand for flat panel monitors, advanced television displays, multimedia projectors and Internet appliances;

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  demand for our products and the timing of orders for our products;

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  the deferral of customer orders in anticipation of our new products or product enhancements or due to a reduction in our customers' end demand;

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  the loss of one or more of our key distributors or customers or a reduction, delay or cancellation of orders from one or more of these parties;

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  changes in the available production capacity at the semiconductor fabrication foundries that manufacture our products and changes in the costs of manufacturing;

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  our ability to provide adequate supplies of our products to customers and avoid excess inventory;

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  announcement or introduction of products and technologies by our competitors;

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  changes in product mix, product costs or pricing, or distribution channels; and

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  general economic conditions and economic conditions specific to the personal computer, display and semiconductor markets.

    These factors are difficult to forecast, and these or other factors could seriously harm our business. We anticipate the rate of new orders may vary significantly from quarter to quarter. Our operating expenses and inventory levels are based on our expectations of future revenues and our operating expenses are relatively fixed in the short term. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, operating expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters may be negatively impacted. Any shortfall in our revenues would have a direct impact on our business. In addition, fluctuations in our quarterly results could adversely affect the price of our common stock in a manner unrelated to our long-term operating performance. Because our operating results are volatile and difficult to predict, you should not rely on the results of one quarter as an indication of our future performance. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the price of our common stock may decline significantly.

Our highly integrated products and high-speed mixed signal products are difficult to manufacture without defects and the existence of defects in the manufactured products could result in an increase in our costs and delays in the availability of our products.

    The manufacture of semiconductors is a complex process and it is often difficult for semiconductor foundries to produce semiconductors free of defects. Because our products are more highly integrated than many other semiconductors and incorporate mixed analog and digital signal processing and embedded memory technology, they are even more difficult to produce without defects.

    The ability to manufacture products of acceptable quality depends on both product design and manufacturing process technology. Since defective products can be caused by either design or manufacturing difficulties, identifying quality problems can occur only by analyzing and testing our semiconductors in a system after they have been manufactured. The difficulty in identifying defects is compounded because the process technology is unique to each of the multiple semiconductor foundries we contract with to manufacture our products. Failure to achieve defect-free products due to their increasing complexity may result in an increase in our cost and delays in the availability of our products. For example, we have experienced field failures of our IC's in certain customer system applications that required us to institute additional IC level testing. As a result of these field failures we have incurred additional costs due to customers returning potentially affected products. Additionally, customers have experienced delays in receiving product shipments from us which resulted in the loss of revenue and profits.

If we do not achieve additional design wins in the future, our ability to grow would be seriously limited.

    Our future success will depend on developers of advanced display devices designing our products into their systems. To achieve design wins we must define and deliver cost-effective, innovative and integrated semiconductors. Once a supplier's products have been designed into a system, the developer may be reluctant to change its source of components due to the significant costs associated with qualifying a new supplier. Accordingly, the failure on our part to obtain additional design wins with leading branded manufacturers or integrators, and to successfully design, develop and introduce new products and product enhancements could harm our business, financial condition and results of operations.

    Achieving a design win does not necessarily mean that a developer will order large volumes of our products. A design win is not a binding commitment by a developer to purchase our products. Rather, it is a decision by a developer to use our products in the design process of that developer's products. Developers can choose at any time to discontinue using our products in their designs or product development efforts. If our products are chosen to be incorporated into a developer's products, we may still not realize significant revenues from that developer, if that developer's products are not commercially successful.

Because of the complex nature of our semiconductor designs and the associated manufacturing process and the rapid evolution of our customers' product design we may not be able to develop new products or product enhancements in a timely manner, which could decrease customer demand for our products and reduce our revenues.

    The development of our semiconductors, which incorporate mixed analog and digital signal processing, is highly complex. These complexities require that we employ advanced designs and manufacturing processes that are unproven. Since commencing our operations, we have experienced increased development time and delays in introducing new products. We will not always succeed in developing new products or product enhancements nor do so in a timely manner. With the addition of Panstera, we have significantly added to the complexity of our product development efforts. We must now coordinate very complex product development programs between multiple, geographically dispersed locations that were formerly done in one location.

    Many of the Panstera designs involve the development of new high-speed analog circuits that are difficult to simulate and require physical prototypes not required by the primarily digital circuits we currently design. The result could be longer and less predictable development cycles.

    Successful development and timely introduction of new or enhanced products depends on a number of other factors, including:

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  accurate prediction of customer requirements and evolving industry standards, including digital interface and content piracy protection standards;

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  development of advanced display technologies and capabilities;

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  timely completion and introduction of new product designs;

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  use of advanced foundry processes and achievement of high manufacturing yields; and

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  market acceptance of the new products.

    If we are not able to successfully develop and introduce our products in a timely manner, our business and results of operations will be adversely affected.

Integration of software in our products adds complexity and cost that may affect our ability to achieve design wins and may affect our profitability.

    Our products incorporate software and software development tools. The integration of software adds complexity, may extend our internal development programs and could impact our customers' development schedules. This complexity requires increased coordination between hardware and software development schedules and may increase our operating expenses without a corresponding increase in product revenue. Some customers and potential customers may choose not to use our products because of the additional requirements of implementing our software, preferring to use a product that works with their existing software. This additional level of complexity lengthens the sales cycle and may result in customers selecting competitive products requiring less software integration.

A significant amount of our revenue comes from a few customers and distributors and any decrease in revenues from, or loss of any of, these customers or distributors could significantly reduce our total revenues.

    We are and will continue to be dependent on a limited number of large distributors and customers for a substantial portion of our revenue. During the first six months of 2001 sales to distributors represented 57.7% of total revenue and during 2000 sales to distributors represented 64.0% of total revenue for the year. During the first six months of 2001 and for fiscal 2000, sales to Tokyo Electron Device Limited, our distributor in Japan, represented 51.5% and 58.9%, respectively, of our total revenue. For the first six months of 2001 and during 2000 sales through Tokyo Electron Device to our customer Seiko Epson Corporation represented approximately 12.7% and 16.6%, respectively, of our total revenue. Sale to our top five customers during the first six months of 2001 accounted for approximately 44.1% of our total sales. Sales to our top five customers accounted for approximately 51.7%, 62.3% and 89.3% for the years ended December 31, 2000, 1999 and 1998 respectively. As a result of this customer and distributor concentration, any one of the following factors could significantly impact our revenues:

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  a significant reduction, delay or cancellation of orders from one or more of our key distributors, branded manufacturers or integrators; or

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  a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed semiconductor, for inclusion in future product generations.

    The display manufacturing market is highly concentrated among relatively few large manufacturers. We expect our operating results to continue to depend on revenues from a relatively small number of distributors that sell our products to display manufacturers and their suppliers.

The concentration of our accounts receivable with a limited number of distributors exposes us to increased credit risk and could seriously harm our operating results and cash flows.

    At June 30, 2001, accounts receivable from Tokyo Electron Device represented 29.3% of our total accounts receivable. The failure of this distributor to pay these accounts receivable would result in a significant expense that would seriously harm our operating results and would reduce our cash flows.

International sales account for a significant portion of our revenue, and if we do not successfully address the risks associated with our international operations, our revenue could decrease.

    Sales outside of the U.S. accounted for 91.5% during the first six months of 2001 and 95.5%, 92.8% and 51.1% of our total revenue in 2000, 1999 and 1998, respectively. Most of our customers are concentrated in Japan, Korea and Taiwan, with aggregate sales from those three countries accounting for 88.0% of our total revenue during the year ended December 31, 2000 and 82.1% during the first six months of 2001. We anticipate that sales outside the U.S. will continue to account for a substantial portion of our revenues in future periods. In addition, customers who incorporate our products into their products sell them outside of the U.S., thereby exposing us indirectly to foreign risks. In addition, all of our products are manufactured outside of the U.S. We are, therefore, subject to many international risks, including:

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  increased difficulties in managing international distributors and manufacturers of our products and components due to varying time zones, languages and business customs;

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  foreign currency exchange fluctuations such as the Asian financial crisis that occurred in 1998 which caused a devaluation in the currencies of Japan, Taiwan and Korea resulting in an increased cost of procuring our semiconductors;

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  potentially adverse tax consequences such as license fee revenue taxes imposed in Japan;

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  difficulties regarding timing and availability of export and import licenses, which have limited our ability to freely move demonstration equipment and samples in and out of Asia;

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  political and economic instability, particularly in Taiwan and Korea;

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  reduced or limited protection of our intellectual property, significant amounts of which are contained in software which is more prone to design piracy;

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  increased transaction costs related to sales transactions conducted outside of the U.S. such as charges to secure letters of credit for foreign receivables;

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  difficulties in maintaining sales representatives outside of the U.S. that are knowledgeable of the display processor industry and our display processor products;

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  changes in the regulatory environment in Japan, Korea and Taiwan that may significantly impact purchases of our products by our customers; and

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  difficulties in collecting accounts receivable.

Our dependence on selling through distributors and integrators increases the complexity of managing our supply chain and may result in excess inventory or inventory shortages.

    Selling through distributors reduces our ability to forecast sales and increases the complexity of our business. Since our distributors are an intermediary between us and the companies using our products, we must rely on our distributors to accurately report inventory levels and production forecasts. This arrangement requires us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and customers. Our failure to manage one or more of these challenges could result in excess inventory or shortages that could seriously impact our operating revenue or limit the ability of companies using our semiconductors to deliver their products.

Dependence on a limited number of sole-source, third party manufactures for our products exposes us to shortages based on capacity allocation, price increases with little notice, volatile inventory levels and delays in product delivery which could result in delays in satisfying customer demand, increased costs and loss of revenues.

    We do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. We rely on third party foundries for wafer fabrication and other contract manufacturers for assembly and electrical testing of our products. Our requirements represent only a small portion of the total production capacity of our contract manufacturers. Our third-party manufacturers have in the past re-allocated capacity to other customers even during periods of high demand for our products. We expect that this may occur in the future. We have an agreement with a third party contract manufacturer which covers quantity and pricing terms relating to the manufacture of certain of our semiconductors. Other than this agreement, we do not have a long-term supply contract with any of our other contract manufacturers, and they are not obligated to supply us with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. From time to time our third-party manufacturers increase prices charged to manufacture our products with little notice. This requires us to either increase the price we charge for our products or suffer a decrease in our gross margins. We try not to maintain substantial inventories of products, but need to order products long before we have firm purchase orders for those products which could result in excess inventory or inventory shortages.

    If we are unable to obtain our products from manufacturers on schedule, our ability to satisfy customer demand will be harmed, and revenue from the sale of products may be lost or delayed. If orders for our products are canceled, expected revenues will not be realized. In addition, if the price charged by our third-party manufacturers increases we will be required to increase our prices, which could harm our competitiveness, or suffer declines in our gross margin.

We recently assumed more responsibility for the manufacturing of our products that, if not implemented successfully, could result in increased costs or a reduction or loss of revenue.

    We recently assumed greater responsibility for the process for our next-generation of products by subcontracting separately for the production of wafers and for their assembly and testing. We are building some products on a customer owned tooling basis, also known in the semiconductor industry as COT, where we directly contract the manufacture of wafers and assume the responsibility for the assembly and testing of our products. As a result, we have recently become subject to increased risks arising from wafer manufacturing yields and associated with coordination of the manufacturing, assembly and testing process. While the percentage of our revenue coming from products recently introduced using this process has been relatively small to-date, we expect that revenues using a COT process will become significant in the future. Failure to effectively implement this approach to manufacturing properly would reduce our revenues and harm our gross margin and results of operations.

We are dependent on our foundries to implement complex semiconductor technologies, which could adversely affect our operations if those technologies are not available, delayed or inefficiently implemented.

    In order to increase performance and functionality and reduce the size of our products, we are continuously developing new products using advanced technologies that further miniaturize semiconductors. However, we are dependent on our foundries to develop and provide access to the advanced processes that enable such miniaturization. We cannot be certain that future advanced manufacturing processes will be implemented without difficulties, delays or increased expenses. Our business, financial condition and results of operations could be materially and adversely affected if advanced manufacturing processes are unavailable to us, substantially delayed or inefficiently implemented.

If we have to qualify a new contract manufacturer or foundry for any of our products, we may experience delays that result in lost revenues and damaged customer relationships.

    Our products require manufacturing with state-of-the-art fabrication equipment and techniques. Because the lead-time needed to establish a relationship with a new contract manufacturer is at least six months, and the estimated time for us to adapt a product's design to a particular contract manufacturer's processes is at least four months, there is no readily available alternative source of supply for any specific product. This could cause significant delays in shipping products, which may result in lost revenues and damaged customer relationships.

Our future success depends upon the continued services of key personnel, many of whom would be difficult to replace and the loss of one or more of these employees could seriously harm our business by delaying product development.

    Our future success depends upon the continued services of our executive officers, key hardware and software engineers, and sales, marketing and support personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. Particularly, because of the highly technical nature of our business, the loss of key engineering personnel could delay product introductions and significantly impair our ability to successfully create future products. In particular, the loss of the services of Allen Alley, our President, Chief Executive Officer and Chairman, Michael West, our Vice President, Technology, or Robert Greenberg, our Vice President, Product Development and Customer Support, could materially and adversely affect us. We are currently planning to hire a significant number of additional employees this year and in future periods, and we believe our success depends, in large part, upon our ability to identify, attract and retain qualified hardware and software engineers, and sales, marketing, finance and managerial personnel. Competition for talented personnel is intense and we may not be able to retain our key personnel or identify, attract or retain other highly qualified personnel in the future. We have experienced, and may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If we do not succeed in hiring and retaining employees with appropriate qualifications, our product development efforts, revenues and business could be seriously harmed.

Because we do not have long-term commitments from our customers, and plan purchases based on estimates of customer demand, which may be inaccurate, we must contract for the manufacture of our products based on those potentially inaccurate estimates.

    Our sales are made on the basis of purchase orders rather than long-term purchase commitments, which our customers may cancel or defer purchase orders at any time. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we or our customers overestimate demand, we may purchase products which we may not be able to sell. As a result, we would have excess inventory, which would increase our losses. Conversely, if we or our customers underestimate demand or if sufficient manufacturing capacity is unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.

Development arrangements may cause us to incur substantial operating expenses without the guarantee of any associated revenue or far in advance of revenue.

    We have development arrangements with customers and other parties such as Intel Corporation that consume large amounts of engineering resources far in advance of product revenue. Our work under these arrangements is technically challenging and may require deliverables on an accelerated basis. These arrangements place considerable demands on our limited resources, particularly on our most senior engineering talent, and may not result in revenue for twelve to eighteen months, if at all. For example, during 2000 we developed reference designs supporting next generation flat panel monitors at the request of a key monitor customer. After approximately six months of concentrated development effort, the program to market these monitors was cancelled by the customer and resulted in no revenue.

    In addition, allocating significant resources to these arrangements may detract from or delay the completion of other important development projects. Any of these development agreements could be canceled at any time without notice. These factors could have a material and adverse effect on our long-term business and results of operations.

Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated revenues and may not ultimately sell as many units of our products as we forecasted.

    We develop products based on anticipated market and customer requirements and incur substantial product development expenditures prior to generating associated revenues. Because the development of our products incorporates not only our complex and evolving technology, but our customers' specific requirements, a lengthy sales process is often required before potential customers begin the technical evaluation of our products. Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for testing, evaluation and design of our products into a customer's equipment can take up to six months or more. It can take an additional six months before a customer commences volume shipments of systems that incorporate our products. However, even when we achieve a design win, the customer may never ship systems incorporating our products. Because of our relatively limited history in selling our products, we cannot assure you that the time required for the testing, evaluation and design of our products by our customers will not exceed six months. Because of this lengthy development cycle, we will experience delays between the time we incur expenditures for research and development, sales and marketing, inventory levels and the time we generate revenues, if any, from these expenditures.

Shortages of other key components for our customers' products could delay our ability to sell our products.

    Shortages of components and other materials that are critical to the design and manufacture of our customers' products could limit our sales. These components include liquid crystal display panels and other display components, analog-to-digital converters, digital receivers and video decoders. During 2000, some companies that used our products experienced delays in the availability of key components from other suppliers, which, in turn, threatened a delay in demand for the products that we supplied to them.

Shortages of materials used in the manufacturing of our products may increase our costs or limit our revenues and impair our ability to ship our products on time.

    From time to time, shortages of materials that are used in our board products may occur. In particular, we may experience shortages of semiconductor wafers and packages. If material shortages occur, we may incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and negatively impact our earnings.

Our products could become obsolete if necessary licenses of third-party technology are not available to us or are only available on terms that are not commercially viable.

    We license technology from third parties that is incorporated into our products or product enhancements. Future products or product enhancements may require additional third-party licenses that may not be available to us or available on terms that are commercially reasonable. If we are unable to obtain any third-party license required to develop new products and product enhancements, we may have to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm the competitiveness of our products.

We may not be able to respond to the rapid technological changes in the markets in which we compete, or we may not be able to comply with industry standards in the future making our products less desirable or obsolete.

    The markets in which we compete or seek to compete are subject to rapid technological change, frequent new product introductions, changing customer requirements for new products and features, and evolving industry standards. The introduction of new technologies and the emergence of new industry standards could render our products less desirable or obsolete which could harm our business. Recent examples of changing industry standards include the introduction of high-definition television, or HDTV, new digital receivers and displays with resolutions that have required us to accelerate development of new products to meet these new standards.

Our software development tools may be incompatible with industry standards and challenging to implement, which could slow product development or cause us to lose customers and design wins.

    Our existing products incorporate complex software tools designed to help customers bring products into production. Software development is a complex process and we are dependent on software development languages and operating systems from vendors that may compromise our ability to design software in a timely manner. Also, software development is a volatile market and new software languages are introduced to the market that may be incompatible with our existing systems and tools. New software development languages may not be compatible with our own requiring significant engineering efforts to migrate our existing systems in order to be compatible with those new languages. Our current products are developed using Visual C, a popular software development language. However, existing or new software development tools could make our current products obsolete or hard to use. Software development disruptions could slow our product development or cause us to lose customers and design wins.

Our integrated circuits and software could contain defects, which could reduce sales of those products or result in claims against us.

    Despite testing by us and our customers, errors may be found in existing or new semiconductors and software. This could result in a delay in the recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may cause us to incur significant warranty, support and repair costs. They could also divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our semiconductors and would likely harm our business. Defects, integration issues or other performance problems in our semiconductors and software could result in financial or other damages to our customers or could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us even if unsuccessful, would likely be time consuming and costly to defend.

The concentration of our manufactures and customers in the same geographic region increases our risk that a natural disaster, labor strike or political unrest could disrupt our operations.

    Our current manufacturers and most of our customers are located in Japan, Korea and Taiwan. The risk of earthquakes in the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. In September 1999, a current manufacturer's facilities were affected by a significant earthquake in Taiwan. As a consequence of this earthquake, this manufacturer suffered power outages and disruption that impaired its production capacity. Earthquakes, fire, flooding and other natural disasters in the Pacific Rim region, or political unrest, labor strikes or work stoppages in countries where our manufacturers' and customers are located likely would result in the disruption of our foundry partners' assembly capacity. Any disruption resulting from extraordinary events could cause significant delays in shipments of our solutions until we are able to shift our manufacturing or assembling from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all.

Others may bring infringement actions against us that could be time-consuming and expensive to defend.

    We may become subject to claims involving patents or other intellectual property rights. For example, in early 2000 we were notified by InFocus Corporation ("InFocus") that we were infringing patents held by InFocus. In February 2000, we entered into a license agreement with InFocus granting us the right to use the technology covered by the InFocus patents. Intellectual property claims could subject us to significant liability for damages and invalidate our proprietary rights. In addition, intellectual property claims may be brought against customers that incorporate our products in the design of their own products. These claims, regardless of their success or merit and regardless of whether we are named as defendants in a lawsuit, would likely be time-consuming and expensive to resolve and would divert the time and attention of management and technical personnel. Any future intellectual property litigation or claims also could force us to do one or more of the following:

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  stop selling products using technology that contains the allegedly infringing intellectual property;

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  attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

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  attempt to redesign those products that contain the allegedly infringing intellectual property.

    If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, which could seriously harm our business. In addition, we may not be able to develop, license or acquire non-infringing technology under reasonable terms. These developments could result in an inability to compete for customers or could adversely affect our ability to increase our earnings.

Our limited ability to protect our intellectual property and proprietary rights could harm our competitive position by allowing our competitors to access our proprietary technology and to introduce similar display processor products.

    Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technology, including our semiconductor designs and software. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have twelve patent applications pending with the U.S. Patent and Trademark Office for protection of our significant technologies. We cannot assure you that the degree of protection offered by patents or trade secret laws will be sufficient. Furthermore, we cannot assure you that any patents will be issued as a result of any pending applications, or that, if issued, any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. We provide the computer programming code for our software to selected customers in connection with their product development efforts, thereby increasing the risk that customers will misappropriate our proprietary software. Competitors in both the United States and foreign countries, many of which have substantially greater resources, may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products, or develop similar technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries.

Any acquisition or equity investment we make could disrupt our business and severely harm our financial condition.

    We intend to continue to consider investments in or acquisitions of complementary businesses, products or technologies. For example, in January 2001 we completed the acquisition of Panstera, Inc. in exchange for 4.5 million shares of Pixelworks Common Stock. We also made a strategic investment in Jaldi Semiconductor Corporation in January 2001 for $7.5 million with the intent to acquire the remainder of the company for 1.85 million shares of Pixelworks Common Stock contingent upon the satisfactory completion of certain milestones by Jaldi Semiconductor Corporation. The acquisition of Panstera and investment in Jaldi contain a very high level of risk primarily because the investments were made based on in-process technological development that may not be completed, or if completed, may not be commercially viable. If this were the case, our financial results would likely be very negatively affected.

    These and any future acquisitions and investments could result in:

  •
  issuance of stock that dilutes current stockholders' percentage ownership;

  •
  incurrence of debt;

  •
  assumption of liabilities;

  •
  amortization expenses related to goodwill and other intangible assets; or

  •
  large and immediate write-offs.

    Our operation of any acquired business will also involve numerous risks, including:

  •
  problems combining the purchased operations, technologies or products;

  •
  unanticipated costs;

  •
  diversion of management's attention from our core business;

  •
  adverse effects on existing business relationships with customers;

  •
  risks associated with entering markets in which we have no or limited prior experience; and

  •
  potential loss of key employees, particularly those of the acquired organizations.

    We may not be able to successfully integrate businesses, products, technologies or personnel that we might acquire in the future and any failure to do so could disrupt our business and seriously harm our financial condition.

Failure to manage our expansion effectively could adversely affect our ability to increase our business and results of operations.

    Our ability to successfully market and sell our products in a rapidly evolving market requires effective planning and management processes. We continue to increase the scope of our operations domestically and internationally and have increased our headcount substantially. We grew from 72 employees on January 1, 2000, to 156 employees on July 31, 2001. In addition, we are currently planning to hire a significant number of additional employees in the second half of this year. Our past growth, and our expected future growth, places a significant strain on our management systems and resources including our financial and managerial controls, reporting systems and procedures. To manage our growth effectively, we must implement and improve operational and financial systems, train and manage our employee base, attract and retain qualified personnel with relevant experience. We must also manage multiple relationships with customers, business partners, contract manufacturers, suppliers and other third parties. Moreover, we will spend substantial amounts of time and money in connection with our rapid growth and may have unexpected costs. Our systems, procedures or controls may not be adequate to support our operations and we may not be able to expand quickly enough to exploit potential market opportunities. While we have not, to date, suffered any significant adverse consequences due to our growth, if we do not continue to manage growth effectively our business would be seriously harmed.

RISKS RELATED TO OUR INDUSTRY

Failure of consumer demand for flat panel displays and other display technologies to increase could impede our growth.

    Our product development strategies anticipate that consumer demand for flat panel displays and other emerging display products will increase in the future. The success of our products is dependent on increased demand for these products, which are at early stages of development. The potential size of the flat panel display market and the timing of its development are uncertain and will depend upon a number of factors, all of which are beyond our control. In order for the market for many of our products to grow, advanced flat panel displays must be widely available and affordable to consumers. In the past, the supply of advanced flat panel displays has been cyclical. We expect this pattern to continue. Under-capacity in the advanced flat panel display market may limit our ability to increase our revenues because our customers may limit their purchases of our products if they cannot obtain sufficient supplies of advanced flat panel displays. In addition, advance flat panel display prices may remain high because of limited supply, and consumer demand may not grow if the supply of advanced flat panel displays does not increase.

If products incorporating our semiconductors are not compatible with computer display protocols, video standards and other devices, the market for our products will be reduced and our business prospects could be significantly limited.

    Our products are incorporated into our customers' products, which have different parts and specifications and utilize multiple protocols that allow them to be compatible with specific computers, video standards and other devices. If our customers' products are not compatible with these protocols and standards, consumers will return these products, or consumers will not purchase these products, and the markets for our customers' products could be significantly reduced. As a result, a portion of our market would be eliminated, and our business would be harmed.

Intense competition in our markets may reduce sales of our products, reduce our market share, decrease our gross profit and result in large losses.

    Rapid technological change, evolving industry standards, compressed product life cycles and declining average selling prices are characteristics of our market and could have a material adverse effect on our business, financial condition and results of operations. As the overall price of advanced flat panel display screens continues to fall, we may be required to offer our products to manufacturers at discounted prices due to increased price competition. At the same time, new, alternative display processing technologies and industry standards may emerge that directly compete with technologies that we offer. We may be required to increase our investment in research and development at the same time that product prices are falling. In addition, even after making this investment, we cannot assure you that our technologies will be superior to those of our competitors or that our products will achieve market acceptance, whether for performance or price reasons. Failure to effectively respond to these trends could reduce the demand for our products.

    We compete with a range of specialized and diversified electronic and semiconductor companies that offer display processors. In particular, we compete against Genesis Microchip, Inc., Macronix International Co., Ltd., Sage, Inc., Silicon Image, Inc., SmartASIC, Inc., STMicroelectronics NV, and other companies. Potential competitors may include diversified semiconductor manufacturers including Broadcom Corporation, National Semiconductor Corp., Philips, Texas Instruments, Inc. and other diversified semiconductor companies. We also compete in some instances against in-house processing solutions designed by our customers. Many of our competitors have longer operating histories and greater resources to support development and marketing efforts. Some of our competitors may operate their own fabrication facilities. These competitors may be able to react faster and devote more resources to efforts that compete directly with our own. In the future, our current or potential customers may also develop their own proprietary display processors and become our competitors. In addition, start-up companies may seek to compete in our markets. Our competitors may develop advanced technologies enabling them to offer more cost-effective and higher quality semiconductors to our customers than those offered by us. Increased competition could harm our business, financial condition and results of operations by, for example, increasing pressure on our profit margin or causing us to lose sales opportunities. We cannot assure you that we can compete successfully against current or potential competitors.

The market for Internet appliances may not evolve rapidly enough to support expanded market acceptance of our products and industry standards in this market continue to evolve.

    If the emerging market for Internet appliances does not develop or does not evolve fast enough to support rapid market acceptance of our products, our business, financial condition and results of operations will be materially and adversely affected. The Internet appliance market includes netTVs, screenphones, e-mail terminals, Web terminals and tablets. Our success will depend on our ability to achieve design wins with customers developing new products and enhanced products for the Internet appliance market and their ability to successfully introduce and promote these products. There can be no assurance that the Internet appliance market will develop to the extent or in the timeframes necessary to support expansion of our business. We anticipate that Internet appliance products will be generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or our customers products unmarketable or obsolete and we may incur substantial unanticipated costs to comply with any new standards. Moreover, our past sales have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products addressing changes within our industry. Our continued ability to adapt to industry changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and our prospects for growth. There can be no assurance that we will be able to anticipate the evolving standards in the semiconductor industry and, in particular, the applications in the Internet appliance market, or that we will be able to successfully develop and introduce new products into this market.

The cyclical nature of the semiconductor industry may lead to significant variances in the demand for our products and could harm our operations.

    In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions, including economic conditions in Asia and North America. The cyclical nature of the semiconductor industry has led to significant variances in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of changes in industry-wide conditions.

OTHER RISKS

The anti-takeover provisions of Oregon law and in our articles of incorporation could adversely affect the rights of the holders of our common stock by preventing a sale or takeover of us at a price or prices favorable to the holders of our common stock.

    The anti-takeover provisions of Oregon law and our articles of incorporation may make a change in control of our business more difficult, even if a change in control would be beneficial to the shareholders. These provisions may allow the board of directors to prevent changes in the management and control of our business. Under Oregon law, our board of directors may adopt additional anti-takeover measures in the future. One anti-takeover provision that we have is the ability of our board of directors to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. At this time, there are no shares of preferred stock outstanding. However, because the rights and preferences of any series of preferred stock may be set by the board of directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected.

Our principal shareholders have significant voting power and may take actions that may make it more difficult to sell our shares at a premium to take over candidates.

    Our executive officers, directors and other principal shareholders, in the aggregate, beneficially own 9,650,223 shares or approximately 23% of our outstanding common stock as of July 31, 2001. These shareholders currently have, and will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interest of our other shareholders. In addition, the voting power of these shareholders could have the effect of delaying or preventing a change in control of our business or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could prevent our other shareholders from realizing a premium over the market price for their common stock.

The price of our common stock has and may continue to fluctuate substantially.

    Investors may not be able to sell shares of our common stock at or above the price they paid due to a number of factors, including:

  •
  actual or anticipated fluctuations in our operating results;

  •
  changes in expectations as to our future financial performance;

  •
  changes in financial estimates of securities analysts;

  •
  announcements by us or our competitors of technological innovations, design wins, contracts, standards or acquisitions;

  •
  the operating and stock price performance of other comparable companies;

  •
  changes in market valuations of other technology companies; and

  •
  inconsistent trading volume levels of our common stock.

    In particular, the stock prices of technology companies like us have been highly volatile recently. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Market fluctuations as well as general economic, political and market conditions including recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. Therefore, the price of our common stock may decline, and the value of your investment may be reduced regardless of our performance.

We may be unable to meet our future capital requirements, which would limit our ability to grow.

    We believe our current cash balances will be sufficient to meet our capital requirements for at least the next twelve months. However, we may need, or could elect, to seek additional funding prior to that time. To the extent that currently available funds are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or our shareholders. Further, if we issue equity securities, our shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Our primary market risk exposure is the impact of interest rate fluctuations on interest income earned on our investment portfolio. The risks associated with market, liquidity and principal are mitigated by investing in high-credit quality securities and limiting concentrations of issuers and maturity dates. Derivative financial instruments are not part of our investment portfolio. We currently have no debt instruments or credit facilities.

    All of our sales are denominated in U.S. dollars and as a result, we have relatively little exposure to foreign currency exchange risk with respect to any of our sales. We do not currently hedge against foreign currency rate fluctuations. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders pursuant to this prospectus. The purpose of this offering is to register our common stock for resale by the selling shareholders.

PLAN OF DISTRIBUTION

    The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term "selling shareholder" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Any sales may occur in one or more of the following types of transactions (including block transactions):

  •
  transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

  •
  privately negotiated transactions between a selling shareholder and a purchaser, or

  •
  transactions effected with or through a broker-dealer acting as either agent or principal.

    These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another shareholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

    In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus.

    The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling shareholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling shareholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from the sale of these shares. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act.

    The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, we will file a supplement to this prospectus, if required.

    If a selling shareholder uses this prospectus for any sale of the shares, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. Instead of using this prospectus for any sale of the shares, a selling shareholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

    The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders.

    In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    We have agreed to use our best efforts to maintain the effectiveness of this Registration Statement with respect to the shares of common stock offered hereunder by the selling shareholders until January 30, 2002. There can be no assurance that the selling shareholders will sell all or any of the shares of common stock offered hereunder.

SELLING SHAREHOLDERS AND RESTRICTIONS ON TRANSFER

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 31, 2001, by each of the selling shareholders. The selling shareholders covered by this prospectus are persons who received our common stock in exchange for shares of capital stock of Panstera, Inc. in connection with our acquisition of Panstera, Inc. on January 30, 2001 ("Merger Stock").

    Pursuant to Article 9 of the Agreement and Plan of Merger executed by and among Pixelworks, Inc., Panther Acquisition Inc., certain shareholders of Panstera, Inc. and Panstera, Inc. on December 13, 2000, as amended (the "Merger Agreement"), 20 percent of the Merger Shares were deposited with Mellon Investor Services LLC (the "Escrow Shares") to compensate Pixelworks, Inc. in the event that Pixelworks suffers losses from any inaccuracy or breach of any representation, warranty, covenant or agreement made by Panstera, Inc. or any Panstera shareholders that were signatories to the Merger Agreement. The Escrow Shares are to be released after the first anniversary of the closing date, which will be January 30, 2002. The Escrow Shares cannot be sold by the selling shareholders until they are released, and they are not included in this Registration Statement.

    The rights of the former holders of Panstera, Inc. capital stock to sell their Merger Stock is limited by Section 6(d) of the Panstera, Inc. Shareholders Agreement, dated as of January 15, 2001. Pursuant to this Section 6(d), 25 percent of the Merger Stock held by a selling shareholder can be sold after the date that the Registration Statement of which this prospectus is a part becomes effective (the "Effective Date"). From and after the 60th day after the Effective Date, the selling shareholders may sell up to an aggregate of 50 percent of the Merger Stock they received. From and after the 120th day after the Effective Date, the selling shareholders may sell up to an aggregate of 75 percent of the Merger Stock they received. From and after the 180th day after the Effective Date, the selling shareholders may sell up to an aggregate of 100 percent of the Merger Stock they received.

    The Merger Stock held by Yukuang Wang and Guojin Liang is further restricted from resale by the terms of the Share Repurchase Option Agreement dated January 30, 2001. One half of the Merger Stock held by Yukuang Wang and Guojin Liang is subject to a repurchase option held by

Pixelworks, Inc. (the option to purchase referred to herein as the "Purchase Option" and the shares subject to repurchase referred to herein as the "Repurchase Shares"). The number of Repurchase Shares is reduced over time, as follows: the Purchase Option on 12.5 percent of the Repurchase Shares terminated on April 30, 2001, and the Purchase Option on an additional 12.5 percent of the Repurchase Shares shall terminate at the end of each subsequent three (3) month period for two (2) years. The Repurchase Shares cannot be sold until the Purchase Option has lapsed.

    Our registration of the shares of common stock covered by this prospectus does not necessarily mean that the selling shareholders will sell all or any of the shares. The information provided in the table below with respect to each selling shareholder has been obtained from such selling shareholder. Except for Yukuang Wang and Guojin Liang, each of whom have been and continue to be employees of Pixelworks, Inc., none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with Pixelworks or any of our predecessors or affiliates. Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming each selling shareholder sells all of the shares that may be offered by such selling shareholder) can be given as to the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they last provided any information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned after Offering
Name of Shareholder	Number (1)	Percent (2)	Shares Being Offered (3)	Number (1)	Percent (2)
Yukuang Wang	618,681	1.50	400,337	218,344	*
Guojin Liang	591,174	1.43	400,337	190,837	*
Wade Chang	171,828	*	128,871	42,957	*
Optoma Corporation	859,142	2.08	644,357	214,785	*
Chailease Finance Co., Ltd.	334,111	*	250,583	83,528	*
Sheng Yang Construction Co., Ltd.	238,650	*	178,988	59,662	*
Yuan Sun Investment Co., Ltd.	238,650	*	178,988	59,662	*
Wu Min-Hsien	47,730	*	35,798	11,932	*
Sunsino International Development Associate Inc.	59,662	*	44,747	14,915	*
Hwa Nan Venture Capital Co., Ltd.	47,730	*	35,798	11,932	*
Hwa Chung Venture Capital Co., Ltd.	47,730	*	35,798	11,932	*
Hwa Yi Venture Capital Co., Ltd.	59,662	*	44,747	14,915	*
Hwa Hsin Venture Capital Co., Ltd.	59,662	*	44,747	14,915	*
Wei-Jung Chang	42,957	*	32,218	10,739	*
Dieter Tien	64,435	*	48,326	16,109	*
Well United Technology Company	47,730	*	35,798	11,932	*
Eng Rung Tsai	47,730	*	35,798	11,932	*
Wendy W. Lee	47,730	*	35,798	11,932	*
PowerWorld Fund, Inc.	47,730	*	35,798	11,932	*
Universal Venture Fund, Inc.	95,460	*	71,595	23,865	*

*
less than one percent.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

(2)
Computed based on 41,227,958 shares of common stock outstanding on July 31, 2001.

(3)
The shares set forth in this column reflects the maximum number of shares included in this Registration Statement for each selling shareholder after all of the restrictions on resale discussed in this section have lapsed. Not all of the shares reflected in this column are eligible for sale by the selling shareholders immediately following the effective date. The restrictions detailed in this section must first lapse before the shares can be sold.

LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon by Ater Wynne LLP, Portland, Oregon, counsel to the Company.

EXPERTS

    The financial statements of Pixelworks, Inc. as of December 31, 2000 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Panstera, Inc. (a company in the development stage) as of December 31, 2000 and 1999, and the year ended December 31, 2000 and for the period from February 24, 1999 (date of inception) through December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We are a reporting company and file the annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can also obtain copies of these materials from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. Our SEC filings are also available at the SEC's World Wide Web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

    The SEC permits us to "incorporate by reference" the information and reports that we file with it. This means we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1.
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  2.
  Our definitive Proxy Statement dated April 10, 2001;

  3.
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

  4.
  Our Current Reports on Form 8-K dated April 11, 2001 and February 13, 2001; and

  5.
  The description of our common stock contained in our registration statement on Form S-1/A filed on May 17, 2000.

    We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

    We will furnish without charge to you, on written or oral request, a copy of any or all of these filings. You should direct any requests for documents to Investor Relations, Pixelworks, Inc., 7700 SW Mohawk Street, Tualatin, Oregon 97062, telephone 503-612-6700.

FORWARD-LOOKING STATEMENTS

    This prospectus and the documents that are and will be incorporated into this prospectus contain forward-looking statements that involve risks and uncertainties. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "intends," "may," "will," "should," "seeks," "pro forma" or "anticipates," and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors," beginning on page 2 and elsewhere in this prospectus and documents incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Registrant will bear no expenses in connection with any sale or other distribution by the selling shareholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee	$14,514.94
Legal fees and expenses	$10,000.00
Accounting fees and expenses	$5,000.00
Printing expenses	$5,000.00
Miscellaneous expenses	$1,000.00

Total	$35,514.94

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As an Oregon corporation the Company is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IX of the Company's Second Restated Articles of Incorporation (the "Articles") eliminates the personal liability of the Company's directors to the Company or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities. The Articles require the Company to indemnify its directors and officers to the fullest extent not prohibited by law.

    Section 60.387, et seq., of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation in which the director or officer was adjudged liable to the corporation, but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA mandates indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

    The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

II–1

    The Company has entered into indemnity agreements with each of its executive officers and members of its Board of Directors. Each agreement provides for indemnification of the indemnitee to the fullest extent allowed by law.

    In connection with this offering, the selling shareholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant against any and all liability arising from inaccurate information provided to the Registrant by the selling shareholders and contained herein.

Item 16. EXHIBITS.

Exhibits.

5.1	Opinion of Ater Wynne LLP
23.1	Consent of KPMG LLP (see page II-4)
23.2	Consent of Ater Wynne LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3)

Item 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[SIGNATURE PAGE TO FOLLOW]

II–2

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Pixelworks, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon on August 17, 2001.

PIXELWORKS, INC.
By:	/s/ ALLEN H. ALLEY Allen H. Alley Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Allen H. Alley and Jeffrey Bouchard, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on August 17, 2001.

Signature	Title

/s/ ALLEN H. ALLEY Allen H. Alley	Chairman, President and Chief Executive Officer
/s/ JEFFREY B. BOUCHARD Jeffrey B. Bouchard	Vice President, Finance and Chief Financial Officer
/s/ OLIVER D. CURME Oliver D. Curme	Director
/s/ FRANK GILL Frank Gill	Director
/s/ MARK A. STEVENS Mark A. Stevens	Director
/s/ MICHAEL D. YONKER Michael D. Yonker	Director

II–3

QuickLinks

TABLE OF CONTENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
SELLING SHAREHOLDERS AND RESTRICTIONS ON TRANSFER
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
PART II
SIGNATURES
POWER OF ATTORNEY